NORSAT ANNOUNCES ESOP PLACEMENT

Vancouver, British Columbia - January 18, 2010, – Norsat International Inc. (“Norsat” or the “Company”) (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, has announced that it will offer common shares for purchase through an Employee Share Ownership Plan (“ESOP”) under the Employee Investment Act (British Columbia). The share ownership plan will enable employees, full-time contractors and directors to purchase up to 1,000,000 common shares of the Company at a price of US$0.536827 per common share for total gross proceeds of up to US$536,827. The Company’s ESOP offering is expected to be open to eligible persons until February 15, 2010.

Each eligible employee, full-time contractor and director will be offered an equal number of common shares to purchase.

The Company's offering under its ESOP will be conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act.

The plan provides eligible participants with several tax and other advantages. Purchases under the ESOP plan are eligible for contribution into a Registered Retirement Savings Plan (RRSP).  In addition, purchases may also be eligible for certain British Columbia provincial tax credits under the Employee Investment Act.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Norsat’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Eugene Syho

President & CEO

Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2838

 Email: achan@norsat.com

Email: esyho@norsat.com

In Canada:

In the U.S.:

Caren Holtby

Adam P. Lowensteiner

Investor Relations

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (604) 821-2811

Tel: (212)370-4500; (212) 370-4505(Fax)

choltby@norsat.com

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the year ended September 30, 2009, and the Management Discussion and Analysis for the quarter ended September 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.